SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant To Rule 13d-2

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                       Mediacom Communications Corporation
                       -----------------------------------
                                (Name of issuer)

                 Class A Common Stock, $0.01 par value per share
                 -----------------------------------------------
                         (Title of class of securities)

                                   58446K 10 5
                                 --------------
                                 (CUSIP number)

                                December 31, 2006
                                -----------------
             (Date of Event which requires filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [ ] Rule 13d-1 (c)
                               [x] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58446K 10 5                13G                   Page 2 of 9 Pages
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--------------------------------------------------------------------------------
1        Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         Morris Communications Company, LLC
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group               (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         Georgia
--------------------------------------------------------------------------------
Number of Shares   5      Sole Voting Power         28,309,674 Class A Common
                          ------------------------------------------------------
 Beneficially
                   6      Shared Voting Power                0
  Owned by                ------------------------------------------------------

Each Reporting     7      Sole Dispositive Power    28,309,674 Class A Common
                          ------------------------------------------------------
Person With
                   8      Shared Dispositive Power           0

--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         28,309,674 Class A Common
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares   |_|
         (See Instructions)

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         34.2%
--------------------------------------------------------------------------------
12       Type Of Reporting Person

         OO
--------------------------------------------------------------------------------

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CUSIP No. 58446K 10 5                13G                   Page 3 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         Shivers Investments, LLC
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group               (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         Georgia
--------------------------------------------------------------------------------
Number of Shares   5      Sole Voting Power         28,309,674 Class A Common
                          ------------------------------------------------------
 Beneficially
                   6      Shared Voting Power                0
  Owned by                ------------------------------------------------------

Each Reporting     7      Sole Dispositive Power    28,309,674 Class A Common
                          ------------------------------------------------------
Person With
                   8      Shared Dispositive Power           0

--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         28,309,674 Class A Common
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares   |_|
         (See Instructions)

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         34.2%
--------------------------------------------------------------------------------
12       Type Of Reporting Person

         OO
--------------------------------------------------------------------------------

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CUSIP No. 58446K 10 5                13G                   Page 4 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         William S. Morris III
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group               (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         Georgia
--------------------------------------------------------------------------------
Number of Shares   5      Sole Voting Power         28,355,174 Class A Common
                          ------------------------------------------------------
 Beneficially
                   6      Shared Voting Power                0
  Owned by                ------------------------------------------------------

Each Reporting     7      Sole Dispositive Power    28,355,174 Class A Common
                          ------------------------------------------------------
Person With
                   8      Shared Dispositive Power           0

--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         28,355,174 Class A Common
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares   |_|
         (See Instructions)

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         34.3%
--------------------------------------------------------------------------------
12       Type Of Reporting Person

         IN
--------------------------------------------------------------------------------

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CUSIP No. 58446K 10 5                 13G                 Page 5 of 9 Pages
--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               Mediacom Communications Corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 100 Crystal Run Road, Middletown, New York 10941.

Item 2(a).     Name of Person Filing:

                    This  statement is filed on behalf of Morris  Communications
               Company, LLC (formerly Morris Communications Corporation), Shivers Investments, LLC and William S. Morris III, who along with his spouse, controls both Morris Communications Company, LLC and Shivers Investments, LLC (collectively, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                    The principal place of business of the Reporting  Persons is
               725 Broad Street, Augusta, Georgia 30901

Item 2(c).     Citizenship:

                    The  Reporting  Persons  are two Georgia  limited  liability companies and an individual resident of the State of Georgia and United States citizen.

Item 2(d).     Title of Class of Securities:

                    The title of the  securities  is Class A Common  Stock  (the
               "Class A Common Stock").

Item 2(e).     CUSIP Number:

                    The CUSIP number of the Class A Common Stock is 58446K 10 5.

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CUSIP No. 58446K 10 5                 13G                 Page 6 of 9 Pages
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Item           3. If this statement is filed pursuant to Rules 13d-1(b), or
               13d-2(b) or (c), check whether the person filing is a:

     (a)       |_| Broker or dealer registered under section 15 of the Act;

     (b)       |_| Bank as defined in section 3(a)(6) of the Act;

     (c)       |_| Insurance Company as defined in section 3(a)(19) of the Act;

     (d)       |_|  Investment   Company  registered  under  section  8  of  the
                    Investment Company Act of 1940;

     (e)       |_|  An   investment    adviser   in    accordance    with   Rule
                    13d-1(b)(1)(ii)(E);

     (f)       |_|  An employee  benefit plan,  or endowment  fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

     (g)       |_|  A parent  holding  company or control  person in  accordance with Rule 13d-1 (b)(1)(ii)(G);

     (h)       |_|  A savings  association  as defined  in  section  3(b) of the
                    Federal Deposit Insurance Act;

     (i)       |_|  A church plan that is  excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)       |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. | |

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CUSIP No. 58446K 10 5                 13G                 Page 7 of 9 Pages
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Item 4.  Ownership.

          (a)  Amount beneficially owned:

          Morris Communications Company, LLC (formerly Morris Communications Corporation) owns no shares directly, but indirectly owns 28,309,674 shares of Class A Common Stock through ownership of its wholly owned subsidiary, Shivers Investments, LLC. Shivers Investments, LLC owns 28,309,674 shares of Class A Common Stock which it received as capital contributions from Morris Communications Company. Further, William S. Morris III owns an additional 2,500 shares of Class A Common Stock received as restricted grants, which have now fully vested. William S. Morris III also has the option to acquire within 60 days of December 31, 2006 an additional 43,000 shares of Class A Common Stock. William S. Morris III controls both Morris Communications Company, LLC and Shivers Investments, LLC. Thus, Mr. Morris beneficially owns a total of 28,355,174 shares of Class A Common Stock*.

          (b)  Percent of class:

          Morris Communications Company, LLC and Shivers Investments, LLC own 34.2% of the outstanding shares of Class A Common Stock. William S. Morris III owns 34.3% of the outstanding shares of Class A Common Stock.

          (c)  Number of shares as to which such person has:


          (i)  sole power to vote or to direct the vote:

          Shivers Investments, LLC has the sole power to vote or to direct the vote of 28,309,674 shares of Class A Common Stock. Morris Communications Company, LLC, through its ownership of Shivers Investments, LLC, has the sole power to vote or to direct the vote of the 28,309,674 shares of Class A Common Stock owned by Shivers Investments, LLC. William S. Morris III has the sole power to vote or to direct the vote of 28,355,174 shares of Class A Common Stock*, which by reason of his control of said entities, includes the 28,309,674 shares of Class A Common Stock owned directly by Shivers Investments, LLC and owned indirectly by Morris Communications Company, LLC.

          (ii) shared power to vote or to direct the vote:

                Not applicable.

          (iii) sole power to dispose or to direct the disposition of:

          Shivers Investments, LLC has the sole power to dispose or direct the disposition of 28,309,674 shares of Class A Common Stock. Morris Communications Company, LLC, through its ownership of Shivers Investments, LLC, has the sole power to dispose or direct the disposition of the 28,309,674 shares of Class A Common Stock owned by Shivers Investments, LLC. William S. Morris III has the sole power to dispose or direct the disposition of 28,355,174 shares of Class A Common Stock*, which by reason of his control of said entities, includes the 28,309,674 shares of Class A Common Stock owned directly by Shivers Investments, LLC and owned indirectly by Morris Communications Company, LLC.

          (iv) shared power to dispose or to direct the disposition of:

               Not applicable.

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CUSIP No. 58446K 10 5                 13G                 Page 8 of 9 Pages
--------------------------------------------------------------------------------

     * Said amounts beneficially owned by Mr. Morris in 4(a) and which he has the power to vote or dispose in 4(c) above do not include the following restricted stock units and shares subject of options granted to Mr. Morris:
     (i) 2,500 shares of Class A Common Stock that are restricted stock units that vest on April 25, 2007; (ii) 5,000 shares of Class A Common Stock that are restricted stock units that vest in two equal annual installments commencing March 14, 2007; (iii) an option to acquire 5,000 shares of Class A Common Stock that vests on April 25, 2007; and (iv) an option to acquire 10,000 shares of Class A Common Stock that vests in two equal annual installments commencing March 14, 2007.


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

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CUSIP No. 58446K 10 5                 13G                 Page 9 of 9 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2007


                              MORRIS COMMUNICATIONS COMPANY, LLC


                              By: /s/ William S. Morris III
                              -----------------------------
                              Name: William S. Morris III
                                 Title: Chairman



                              SHIVERS INVESTMENTS, LLC



                              By: /s/ William S. Morris III
                              -----------------------------
                              Name: William S. Morris III
                                 Title: Chairman



                               /s/ William S. Morris III
                              ----------------------------
                              William S. Morris III